Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

By Electronic Mail

May 28, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 28, 2020 The Nasdaq Stock Market (the "Exchange") received from Wintrust Financial Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E, no par value, with a liquidation preference of $25,000 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery